RALLY

Bill of Sale

As of February 15, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#HENDERSON
Description:	1980 Topps #482 Rickey Henderson Rookie Card graded PSA GEM MINT 10
Total Acquisition Cost:	$ 180,100.00
Consideration: Cash (%) Equity (%) Total	$ 180,100.00(100%) $ 0 (0%) $ 180,100.00(100%)